РТ Элемтэ Министрлыгы

«КАЗАН ШӘҺӘРЕ ТЕЛЕФОН ЧЕЛТӘРЕ» АЖ

420061, г. Казань, ул. Н.Ершова, 55е

ГТС

Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

Телефон : 75-08-08

Факс: 72-23-21

Исх. № 23 от 20.02.200 [redacted]

02015552

EXEMPTION # 82-4754

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

02 MAR -1 AM 8:16

SUPPL

Re: Kazan City Telephone Network (file # 82-4754)

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. Changes in the quarterly report for 4 quarter of 2001 .

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

Yours truly,
General Director
Fahriev A. M.

РТ Элемтә Министрлыгы

«КАЗАН ШӘҺӘРЕ ТЕЛЕФОН ЧЕЛТӘРЕ» АЖ

420061, г. Казань, ул. Н.Ершова, 55е

Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

Телефон : 75-08-08

Факс: 72-23-21

Исх. № 23 от 20.02.2002

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Уважаемые господа,

От имени ОАО «Казанская ГТС», компании,зарегистрированной в российской Федерации, я направляю перечисленные ниже документы в соответствии с правилом 12g 3-2 (b) (iii) по Закону о ценных бумагах и биржах 1934 года (Закону о биржах):

Описание документов /Дата

1.Изменения в ежеквартальном отчете за 4 квартал 2001 г.

С уважением,
Ахмат Фахриев
Генеральный директор

УТВЕРЖДЕН
Совет директоров Открытого акционерного общества "Казанская городская телефонная сеть"
Протокол №13 от 28.01.2002

Председатель совета директоров , министр связи Республики Татарстан Залялов Р.Г.

____
(подпись)

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: IV квартал 2001 г

Открытое акционерное общество "Казанская городская телефонная сеть"

Код эмитента: 55110-D

Место нахождения: Республика Татарстан
Почтовый адрес: 420061 , г.Казань ул.Н.Ершова 55-е

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор Фахриев А.М. ________________
(подпись)

Главный бухгалтер Тюгаева Л.В. ________________
(подпись)

23.01.2002

(М.П.)

Контактное лицо: *Ахмадуллина Эльвира Равилевна*
инженер по работе с ценными бумагами
Тел.: *(8432) 72-63-93* Факс: *(8432) 72-23 -21*
Адрес электронной почты: *elia@gts .kazan. su*

А. Данные об эмитенте

19. Участники эмитента.

Общее количество акционеров (участников): *2 279*

32. Количество работников эмитента.

Среднесписочная численность работников эмитента, включая работников, работающих в его филиалах и представительствах, за отчетный период: *1 058*

42. Существенные факты (события, действия), имевшие место в отчетном квартале.

Дата появления факта (события, действия): ***1.10.2001***
Код: ***1155110D01102001***

Вид ценных бумаг : именная документарная облигация телефонного займа, серия 04.
Дата начисления доходов по облигациям : 31.08.2001.
Срок выплаты доходов по облигациям : с 01.10.2001 по 30. 11.2001.
Орган эмитента, принявший решение о выплате дохода: совет директоров
Размер процентов, начисленных на одну облигацию : 1 % от номинальной стоимости.
Общее количество облигаций одной серии, по которым начислены дивиденды:
- серия 04 - 1202 штук
Форма выплаты доходов : денежные средства.

Дата появления факта (события, действия): ***26.09.2001***
Код: ***1555110D26092001***

17 сентября 2001 года совет директоров ОАО "Казанская ГТС" принял решение по поводу выплаты дохода по облигациям телефонного займа ОАО "Казанская ГТС" 04 серии.
Список облигационеров, имеющих право на получение дохода, составить на 31 августа 2001 года.

Дата появления факта (события, действия): ***15.10.2001***
Код: ***1155110D15102001***

Вид ценных бумаг : именная документарная процентная облигация, серия 05 , купон 5 , транш 3
Дата начисления дохода по облигациям : 15.10.2001.
Срок выплаты доходов по облигациям: с 15.10. 2001 по 15.10.2001
Орган эмитента, принявший решение о выплате дохода: коллегиальный исполнительный орган
Размер процентов, начисленных на одну облигацию : 22,2 % годовых.

Общее количество облигаций одного транша, по которым начислен купонный доход : 100 000 штук
Форма выплаты купонного дохода : денежные средства.

Дата появления факта (события, действия): *12.10.2001*
Код: *1355110D12102001*

На состоявшемся 4 октября 2001 г. совете директоров ОАО "Казанская ГТС" были приняты следующие решения:

1. Утвердить Решение о выпуске и проспект эмиссии именных бездокументарных облигаций телефонного займа ОАО "Казанская ГТС" 06 серии в количестве 5000 (Пять тысяч) штук, номинальной стоимостью 3500 (Три тысячи пятьсот) рублей каждая. Способ размещения облигаций - закрытая подписка.
2. Назначить ЗАО ИК "Элемтэ" генеральным агентом по организации выпуска именных бездокументарных облигаций телефонного займа ОАО "Казанская ГТС" 06 серии.

Результаты голосования: решения приняты единогласно.
На заседании присутствовали 6 членов Совета директоров, кворум для принятия решения имеется.

Дата появления факта (события, действия): *12.11.2001*
Код: *1155110D12112001*

Вид ценных бумаг : именные бездокументарные обыкновенные и привилегированные акции.
Дата принятия решения о выплате дивидендов: 27 апреля 2001
Орган эмитента, принявший решение о выплате дивидендов: общее собрание акционеров
Дата составления списка владельцев акций, имеющих право на получение дивидендов : 28.02.2001
Срок выплаты дивидендов по акциям : с 12.11.2001 по 28.12.2001.
Размер дивидендов, выплачиваемых на одну акцию :
по обыкновенным акциям - 20 % от номинальной стоимости
по привилегированным акциям - 100 % от номинальной стоимости
Общее количество акций одной категории, по которым выплачиваются дивиденды:
41 142 291 штук- обыкновенных
924 300 штук - привилегированных
Форма выплаты доходов : денежные средства.

Дата появления факта (события, действия): *20.11.2001*
Код: *1555110D20112001*

Вид ценных бумаг: именная документарная процентная облигация, серия 05, купон 6, транш 1
Дата составления списка владельцев облигаций, имеющих право на получение купонного дохода - 13 часов по московскому времени 20 ноября 2001 года.

Дата появления факта (события, действия): *21.11.2001*
Код: *1155110D21112001*

Вид ценных бумаг : именная документарная процентная облигация, серия 05 , купон 6 , транш 1
Дата начисления купонного дохода по облигациям : список составлен по состоянию на 13 часов по московскому времени 20.11.2001.
Дата выплаты купонного дохода: 21.11.2001
Размер процентов, начисленных на одну облигацию : 22,2 % годовых.
Общее количество облигаций одного транша, по которым начислен купонный доход : 100 000 штук
Форма выплаты купонного дохода : денежные средства.

Дата появления факта (события, действия): *18.12.2001*
Код: *1555110D18122001*

Вид ценных бумаг: именная документарная процентная облигация, серия 05, купон 6, транш 2
Дата составления списка владельцев облигаций, имеющих право на получение купонного дохода - 13 часов по московскому времени 18 декабря 2001 года.

Дата появления факта (события, действия): *19.12.2001*
Код: *1155110D19122001*

Вид ценных бумаг : именная документарная процентная облигация, серия 05 , купон 6 , транш 2
Дата начисления купонного дохода по облигациям : список составлен по состоянию на 13 часов по московскому времени 18.12.2001.
Дата выплаты купонного дохода:19.12.2001
Размер процентов, начисленных на одну облигацию : 22,2 % годовых.
Общее количество облигаций одного транша, по которым начислен купонный доход : 100 000 штук
Форма выплаты купонного дохода : денежные средства.

Дата появления факта (события, действия): *24.12.2001*
Код: *1355110D24122001*

На заседании совета директоров ОАО "Казанская ГТС", состоявшемся 14 декабря были приняты следующие решения о заключении сделок с заинтересованностью:
1. Приобрести акции дополнительного выпуска ЗАО ИК "Элемтэ" на общую сумму 3500 000 рублей.
2. В оплату приобретаемых акций ЗАО ИК "Элемтэ" внести 2-й этаж здания по ул.Баумана 17, принадлежащего обществу на праве собственности , стоимостью 1 миллион рублей (оценка стоимости была проведена независимым оценщиком ООО " РИЭЛСТЕЙТ" , приложение 2) и обыкновенные акции ОАО "Казанская ГТС" , выкупленные у акционеров и находящиеся на балансе, в количестве 1 893 940 штук по цене 1 руб.32 коп. за 1 акцию на общую сумму 2 500 000 руб. 80 коп.

52. Заемные средства, полученные эмитентом и его дочерними обществами в отчетном квартале.

Сведения о величине заемных средств, полученные эмитентом на конец отчетного квартала:

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
Долгосрочные кредиты банков	129 352	74 722	80 274	123 800
в том числе не погашенные в срок	-	-	-	-
Прочие долгосрочные займы	78 062	45 034	91 283	31 813
в том числе не погашенные в срок	-	-	-	-
Краткосрочные кредиты банков	-	-	-	-
в том числе не погашенные в срок	-	-	-	-
Кредиты банков для работников	-	-	-	-
в том числе не погашенные в срок	-	-	-	-
Прочие краткосрочные займы	-	-	-	-
в том числе не погашенные в срок	-	-	-	-

53. Дебиторская, кредиторская задолженность эмитента и его дочерних обществ за отчетный квартал.

Сведения о величине дебиторской, кредиторской задолженности эмитента на конец отчетного квартала:

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
1) Дебиторская задолженность:				
Краткосрочная	51 997	513 395	503 059	62 333
в том числе просроченная	-	-	-	-
из нее длительностью свыше 3 месяцев	-	-	-	-
в том числе по:				
Долгосрочная	-	-	-	-
в том числе просроченная	-	-	-	-
из нее длительностью свыше 3 месяцев	-	-	-	-
в том числе по:				
2) Кредиторская задолженность:				
Краткосрочная	24 058	284 189	257 844	50 403
в том числе просроченная	-	-	-	-
из нее длительностью свыше 3 месяцев	-	-	-	-
в том числе по:				
Долгосрочная	-	-	-	-
в том числе просроченная	-	-	-	-
из нее длительностью свыше 3 месяцев	-	-	-	-
в том числе по:				
Обеспечения:				

«Approved»

by Board of Directors
Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set» (Kazan GTS)
Minutes № 13 dated of 28.01.2002

The chairman of board of directors
R.T. Minister of Communications R.G. Zalyalov ____________
(Signature)

Seal

QUARTERLY REPORT BY ISSUER OF SECURITIES

2001 IV QUARTER

Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set»

Issuer code : 55110-D
Place of location: Republic of Tatarstan
Mail address: 55-e, N. Ershov Str., Kazan, 420061

« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»

General Director A. M. Fahriev ____________

Chief Accountant L.V. Tyugaeva ____________

23.01.2002

Contact person: ***Elvira R. Akhmadullina***
Position: ***Engineer SC dpt.***
Tel: ***(8432) 72-63-93***
Fax: ***(8432) 72-23 -21***
E-Mail: ***elia@gts.kazan.su***

A. DATA ON ISSUER

19. Participants of Issuer.
Total number of shareholders (participants): *2 279*

32. Number of personnel.

The number of personnel including branches and representation offices for the reported quarter constitutes *1 058* people

42. Essential facts (event, action), having a place in accounting quarter.

Date of occurrence of the fact (event, action): *1.10.2001*

Code: *1155110D01102001*

Type of securities : The nominal documentary coupon series 04 bond
Date of charging the income under the bonds: 31.08.2001.
Time of income payment under the bonds: from 01.10.2001 to 30. 11.2001.
Body of the emitter accepting the decision on payment of the income: the board of directors
Size of interest charged on one bond: 1 % of nominal value.
Total of the bonds of one series, on which the dividends are charged: 1202 pieces
The form of payment of the income: money.

Date of occurrence of the fact (event, action): *26.09.2001*

Code: *1555110D26092001*

September 17, 2001 the board of directors of OAO "Kazan GTS" has decided to pay the income under OAO "Kazan GTS" telephone loan series 04 bonds.
The list of bond holders having the right on reception of the income is to be made as of August 31, 2001.

Date of occurrence of the fact (event, action): *15.10.2001*

Code: *1155110D15102001*

Type of securities : The nominal documentary coupon bond, series 05, coupon 5, tranche 3
Date of charging the income under the bonds: 15.10.2001.
Time of income payment under the bonds: from 15.10.2001 to 15.10.2001.
Body of the emitter accepting the decision on payment of the income: a joint executive body
Size of interest charged on one bond: 22,2 % annual.
Total of the bonds of one tranche, on which the dividends are charged: 100 000 pieces
The form of payment of the income: money.

Date of occurrence of the fact (event, action): *12.10.2001*

Code: *1355110D12102001*

October 4, 2001 OAO "Kazan GTS" board of the directors accepted the following decisions:

1. To ratify the Decision on issue and prospectus of issue OAO "Kazan GTS" nominal non-documentary telephone loan 06 series bonds in amount of 5000 (five thousand) pieces, with nominal value 3500 (three thousand five hundred) roubles each. A method of accommodation of the bonds - closed subscription.
2. To entrust ZAO IC "Elemte"as the general agent on organization of the issue of nominal non-documentary telephone loan 06 series bonds .

Results of voting: the decisions are accepted unanimously.
6 members of Board of directors participated in the meeting, the quorum for acceptance of the decision was present.

Date of occurrence of the fact (event, action): *12.11.2001*

Code: *1155110D12112001*

Type of securities : The nominal documentary common and preferred shares
Date of the decision of dividends payment: 27.04.2001
Body of the emitter accepting the decision on dividends payment: general meeting of shareholders
Date of drawing up the list of the shareholders, having the right on reception of the dividends: 28.02.2001
Time of dividends payment: from 12.11.2001 to 28.12.2001.
Size of dividend paid on one share:
Common share: 20% of nominal value
Preferred share: 100% of nominal value
Total of the shares of one category, on which the dividends are paid: Common share: 41 142 291 pieces
Preferred shares: 924 300 pieces
The form of payment of the income: money.

Date of occurrence of the fact (event, action): *20.11.2001*
Code: *1555110D20112001*
Type of securities : The nominal documentary coupon bond, series 05, coupon 6, tranche 1
Date of drawing up the list of the bondholders, having the right on reception of the income: 13-00 Moscow time 20.11.2001

Date of occurrence of the fact (event, action): *21.11.2001*
Code: *1155110D21112001*
Type of securities : The nominal documentary coupon bond, series 05, coupon 6, tranche 1
Date of charging the income under the bonds: the- list is drawn up at 13-00 Moscow time 20.11.2001
Date of income payment under the bonds: 21.11.2001
Size of interest charged on one bond: 22,2 % annual.
Total of the bonds of one tranche, on which the income is charged: 100 000 pieces
The form of payment of the income: money.

Date of occurrence of the fact (event, action): *18.12.2001*
Code: *1555110D18122001*

Type of securities : The nominal documentary coupon bond, series 05, coupon 6, tranche 2
Date of drawing up the list of the bondholders, having the right on reception of the income: 13-00 Moscow time 18.12.2001

Date of occurrence of the fact (event, action): *19.12.2001*
Code: *1155110D19122001*

Type of securities : The nominal documentary coupon bond, series 05, coupon 6, tranche 2
Date of charging the income under the bonds: the list is drawn up at 13-00 Moscow time 18.12.2001
Date of income payment under the bonds: 19.12.2001
Size of interest charged on one bond: 22,2 % annual.
Total of the bonds of one tranche, on which the income is charged: 100 000 pieces
The form of payment of the income: money.

Date of occurrence of the fact (event, action): *24.12.2001*
Code: *1355110D24122001*
December, 14 the following decisions on conclusion of bargains were accepted at the meeting of OAO "Kazan GTS" board of directors:
1. To acquire ZAO IC "Elemte" shares of the additional issue on a total sum of 3500 000 roubles.
2. To pay for the acquired ZAO IC "Elemte" shares with a 2-nd floor of a building located at Baumana st, 17, that the company owns, which costs 1 million roubles (the estimation of cost was conducted by the independent appraiser OOO "REALESTATE", appendix 2) and with OAO "Kazan

GTS" common shares, redeemed from the shareholders and which are an asset of the company, in amount of 1 893 940 pieces at the price of 1.32 rubles for 1 share on a total sum of 2 500 000.8 rbl.

52. Loans, received by the Issuer and its affiliated companies for the reported quarter.
Information on debt amount, accounts payable of the issuer on the end date of reported quarter.

Parameter	Balance on the beginning of the year (ths.rbl.)	Received (ths.rbl.)	Paid off (ths.rbl.)	Balance On the end of quarter (ths.rbl.)
Long term bank credits	129 352	74 722	80 274	123 800
Including overdue	-	-	-	-
Other long term loans	78 062	45 034	91 283	31 813
Including overdue	-	-	-	-
Sort term bank credits	-	-	-	-
Including overdue	-	-	-	-
Bank credits for employees	-	-	-	-
Including overdue	-	-	-	-
Other short term loans	-	-	-	-
Including overdue	-	-	-	-

53. Accounts receivable and accounts payable of the Issuer and his affiliates for the reported period

Information on volume of Accounts receivable and accounts payable of the Issuer for the reported period

Parameter	Balance on the beginning of the year (ths.rbl.)	Received (ths.rbl.)	Paid off (ths.rbl.)	Balance on the end of quarter (ths.rbl.)
1) accounts receivable:				
Short-term	51 997	513 395	503 059	62 333
Including overdue	-	-	-	-
With more than 3 months' duration	-	-	-	-
Including on:				
Long-term	-	-	-	-
Including overdue	-	-	-	-
With more than 3 months' duration	-	-	-	-
Including on:				
2) accounts payable				
Short-term	24 058	284 189	257 844	50 403
Including overdue	-	-	-	-
With more than 3 months' duration	-	-	-	-
Including on:				
Long-term				
Securities:				
Received				
Given				
3) Bills' moves:				
Given bills				
Including overdue				
Including on:				